

September 3, 2009

<u>Via U.S. Mail</u>

James M. Piccone
President, Secretary and General Counsel
Resolute Energy Corporation
1675 Broadway, Suite 1950
Denver, Colorado 80202

> **Re:** **Resolute Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 31, 2009**
> **File Number 333-161076**

Dear Mr. Piccone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to "you" or

"your" refer to Resolute Energy Corporation or Hicks Acquisition Company I, Inc., depending on the context.

Proposed Timing and Related Issues

2.   We note your response to prior comment 5. Please explain in additional detail the timing of and procedure for submitting filings that would need to be made with the Delaware Secretary of State, including the time it normally requires to process such filings and the effective date in each case.

3.   We remind you of prior comment 6. Please respond in necessary detail to each portion of every comment that we issue. Provide us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. In your letter of response, provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

4.   As we discussed at length with Messrs. Levine and Deeken on September 1, 2009, please submit via EDGAR the precisely marked electronic versions of all changed documents. The additional detail that you provided in the paper versions will expedite our review if it is also available to us electronically.

5.   Notwithstanding prior comment 7, you still have not filed all the required exhibits. We will need sufficient time to see all remaining documents and may have additional comments in that regard. Therefore, we urge you to promptly file all remaining exhibits so that you will have an opportunity to respond to any comments that we might issue after having had the chance to see them for the first time.

6.   We note your responses to prior comments 8 and 45. Revise the new text at page 92 under "Prospective Financial Factors" to make clear that you disclose in that section all of the material projections provided, rather than disclosing only "some of the more material projections reviewed and analyzed."

7.   We note your responses to prior comments 10 and 24, including the new disclosure that appears at pages 46 and at pages 179-180. Provide updated disclosure in the forepart of the document, and make clear how any developments in that regard impact the condition that appears as the eighth bullet point on page 14.

Proxy Statement / Prospectus Cover Page

8.   As discussed further during the September 1, 2009, teleconference, please focus the cover page on the most salient information. For example, eliminate extraneous

information, such as much of the text that appears in lines 8 through 10 of the first paragraph.

9.   If you know that appraisal rights likely will not be available because the securities will be listed on a national securities exchange at the time of consummation, revise your disclosure accordingly. Conversely, if listing is unlikely, then provide a clearer discussion in that regard. We note the related disclosure at page 19.

10.   As discussed with counsel, please revise the cover page and each of your documents at each place the board's recommendation appears to state explicitly in equally prominent font that members have conflicts of interest in making the recommendation. Identify those with conflicts, and briefly identify the nature of the conflicts.

11.   Make changes to the discussion in the Notice and elsewhere regarding the proposed charter amendments comparable to those which you made to the cover page in response to prior comment 13.

Questions and Answers, page 1

12.   At appropriate places in the document, include cross references to the more detailed discussion of the conflicts of interest that you provide elsewhere, and add a new question and answer near the front of this section to identify the conflicts.

13.   Where possible, please revise your document to be more precise and concise and to eliminate the excessive use of defined terms and vague references to "certain" matters or persons. For example, identify under "What will happen" the "certain" directors to whom you refer. Under "How will HACI's directors and officers vote?" clarify whom the Initial Stockholders are, and provide a revised caption if appropriate.

14.   Prior to and as background for "Because the prospectus from the IPO," please insert a new question and answer to address briefly how this deal is different from what was proposed and promised in the IPO prospectus.

Summary, page 11

15.   We note your responses to prior comments 19 and 20. We also note the new disclosure under "Post-Acquisition Ownership Structure" at pages 25 to 26. To further clarify the proposed acquisition, provide three additional charts. The first chart should show the structure and security ownership as contemplated by the prospectus used in the IPO; the second should show what changes to the original structure and ownership have been or would be effected, including the earnout shares

and the cancellation of founder shares and warrants; and the third should show the structure and ownership after giving effect to the items shown in the second chart.

16.   For the second chart, explain what additional agreements or contracts resulted in the changes, and file all material agreements as exhibits.

Conditions to Completion of the Acquisition, page 14

17.   We note your response to prior comments 21, 22, and 31. Disclose explicitly which if any conditions have been satisfied, and that any and all conditions are waivable. Also provide enhanced disclosure regarding whether the waiver of a given condition would be deemed material.

18.   With regard to the required tax opinion that was the subject of prior comments 7 and 22, you indicate at page 246 only that you "expect[] to receive" the opinion at or prior to closing. Moreover, the document that you filed as exhibit 8.1 does not satisfy prior comments 7 and 22. File an executed opinion of counsel as an exhibit even though the merger may be conditioned on the receipt of a favorable tax opinion at closing, and disclose that you undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. We also restate prior comment 27.

Interests of HACI's Directors and Officers in the Acquisition, page 16

19.   Revise the caption to refer to their "conflicts" of interest. Expand the discussion to discuss the conflicts Mr. Quinn has with regard to the acquisition, as mentioned in related disclosure at page 86. Also, provide updated disclosure and fill in the blanks in this section.

Certain Other Interests, page 17

20.   Discuss in greater detail here or elsewhere why Citi agreed to an amended amount of $5.5 million. Also quantify the individual amounts paid to the listed advisors, and explain in necessary detail how the $2.0 million bonus pool works.

Recommendation to HACI Stockholders, page 22

21.   Revise to make clear here and at page 88 that in making its fairness determination and recommendation, members of the board have conflicts of interest. As to each recommendation and finding of fairness, revise to clarify whether the board is unanimous. In that regard, we note the different disclosure in the bold font recommendations at pages 80 ("Unanimously") and 81 (silent).

Risk Factors, page 34

22.   We note your response to prior comment 30. With a view toward enhanced disclosure, please identify for us any significant creditors that have not waived rights to the trust account funds and the total amounts potentially at issue.

23.   Break the new take or pay disclosure at page 36 into a new risk factor.

HACI may waive one or more of the conditions, page 53

24.   At an appropriate place in the document, disclose for each listed condition whether the board considers its waiver to be "sufficiently material to warrant resolicitation." If there is no condition which rises to the level of resolicitation if waived, revise to make this clear.

The Charter Amendment Proposal, page 81

25.   Also include as an annex to the proxy statement / prospectus the opinion that was filed as exhibit 5.2, and make clear that you have included it as such. We note that counsel expressly consented to the inclusion of the opinion as an annex.

26.   Provide in this section the text of Article X from the HACI charter in its entirety. Also include as an annex the entire HACI charter.

27.   It appears that the parties agreed to the acquisition on August 2, 2009. Clarify here and in the "Background of the Acquisition" discussion the timing of the retention of counsel and the receipt of its opinion.

28.   Revise to explain further how the amendment to the charter will be filed prior to the presentation of the acquisition proposal to the special meeting.

Background of the Acquisition, page 83

29.   Revise the seventh paragraph on page 85 to clarify who engaged Akin Gump.

30.   Disclose in greater detail the "agreement in principle" reached on July 2, and clarify who conducted the principal negotiations on behalf of each interested party. In that regard, clarify Mr. Hicks' role throughout the entire negotiation process.

31.   Identify those who participated in the July 21 telephonic meeting, and explain in necessary detail what changes were made that resulted in the "more favorable"

valuation. Clarify at page 87 who constituted "the independent directors of HACI, other than Mr. Quinn and Mr. Montgomery."

32. We note your responses to prior comments 37 and 38. But you do not appear to describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards provided to or received from the named entities, including Citi. Refer to Item 4(b) of Form S-4. See also the comments issued regarding Stephens, prior comments 40 to 49, and provide comparable disclosure as applicable.

HACI's Board of Director's Reasons, page 88

33. If accurate, identify the opinions and advice the board received from its various advisors as "favorable" or "other" factors. Also, we reissue prior comment 39, insofar as the reference to "among" the potentially negative factors could suggest to the reader that the list is not complete.

Opinion of Stephens, page 96

34. We reissue prior comment 42; please revise the third paragraph to clarify accordingly. Also, to eliminate any inference that reliance may be limited to the board or that fairness is not addressed, eliminate the statement in the fourth paragraph that the opinion is "addressed to the board of directors," and revise the text that was the subject of prior comment 48. We also reissue prior comment 49.

Material U.S. Federal Income Tax Consequences, page 245

35. You must file the opinion of tax counsel and summarize its opinion in this section. In the alternative, you may file as an exhibit a short form opinion which confirms that the disclosure you provide in this section constitutes the opinion of named counsel.

Annexes and Exhibit Index

36. Immediately prior to the annexes, please include an index or list of the annexes that you provide. Provide an updated and corrected list of exhibits which accurately identifies those documents that are in fact filed with the amendment and those which have been previously filed. Use footnotes or another means to identify where each such previously filed document may be found. In the current filing, for example, you suggest that exhibit 3.5 has been "filed herewith," but it was not part of the EDGAR submission.

Exhibit 5.1

37.   Obtain and file an opinion of counsel that addresses whether the warrants are binding obligations of the Company.

Supplemental Materials

38.   We refer you to prior comments 38, 39, and 45. Ensure that all material assumptions and projections have been disclosed. For example, it is unclear where all the various footnoted assumptions regarding earnout shares and management EBITDA guidance, as well as the cash flow forecasts, appear in the proxy statement / prospectus.

Engineering Comments

Resolute's Business, page 177

Aneth Unit, page 182

39.   You represent that you have been "...successful in reducing the decline rate [of oil production for the Aneth Unit] such that the average daily gross production from the Aneth Unit has remained relatively constant since the time of acquisition." The production history that you furnished to us indicates the Aneth Unit CO_2 pilot's production for the most recent 12 months – 190,375 BO - has declined from that for 2005 – 226,096 BO. Since 2005 was your first year of operation, it appears that your statement is not supported by the nominal 16% production decline exhibited by the pilot production over that period. Please provide us with technical justification for your statement or remove it from your document.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Ronald R. Levine, II
        (303) 892-7400